UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008495

February 10, 2004

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary
AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/10/2004

Re: AutoNation, Inc.
Incoming letter dated December 30, 2003

Dear Mr. Ferrando:

This is in response to your letter dated December 30, 2003 concerning the shareholder proposal submitted to AutoNation by John Chevedden. We have also received letters from the proponent dated January 5, 2004, January 23, 2004, January 31, 2004, and February 7, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 01 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1065897

AutoNation

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary

AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301
(954) 769-7224
(954) 769-6340 fax
www.AutoNation.com

December 30, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal Submitted by John Chevedden for Inclusion in the 2004 Proxy Materials of AutoNation, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), AutoNation Inc., a Delaware corporation (the "Company"), requests confirmation that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the shareholder proposal and supporting statement (the "Proposal") submitted by Mr. John Chevedden ("Proponent") from its proxy statement and form of proxy for its 2004 annual meeting of shareholders (collectively, the "Proxy Materials").

The Company expects to file definitive copies of its Proxy Materials with the Commission on or about April 9, 2004, more than 80 days after the date of this letter. Enclosed are six (6) copies each of:

1) The Proposal, dated December 1, 2003, attached hereto as Exhibit A;

2) This letter.

Pursuant to Rule 14a-8(j)(1), the Company, by copy of this letter and all Exhibits hereto, is notifying Proponent of its intention to omit the Proposal from the Proxy Materials.

Background

On December 2, 2003, the Company received the Proposal from Proponent. The Proposal is the third shareholder proposal in as many years submitted by Proponent to the Company on the issue of poison pills (i.e., shareholder rights plans). The Company currently does not have, nor has it ever had, a poison pill in effect.

The Proposal states: "Shareholders request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election (if such a rule is not currently in force). Additionally, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

Proponent submitted a substantially similar proposal to the Company in 2002 (the "2002 Proposal") which recommended that the Board of Directors of the Company (the "Board") " . . . redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." The Board, following consideration of the 2002 Proposal and a recommendation by the Corporate Governance Committee of the Board, adopted on January 14, 2003 a statement of policy on poison pills (the "Policy"). The Policy, which was effective immediately upon adoption and currently remains in effect, reads as follows: "The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote." The Board adopted the Policy in the good faith exercise of its fiduciary duties in accordance with applicable Delaware corporate law. The Policy, which has not been revoked or changed in any manner since adoption, was published in the Company's 2003 proxy materials as part of the AutoNation, Inc. Corporate Governance Guidelines and is set forth on the Company's corporate website at corp.AutoNation.com.

Given the Board's adoption of the Policy requiring a shareholder vote in order to adopt or extend a poison pill and the fact that the Company did not have a poison pill in place, the Division concurred with the Company that the 2002 Proposal could be excluded from the Company's 2003 proxy materials on the basis that it had been "substantially implemented" within the meaning of Rule 14a-8(i)(10). *AutoNation, Inc.* (March 5, 2003)("AutoNation I").

The Proposal May Properly Be Omitted Under Rule 14a-8(i)(10) As Substantially Implemented by a Company Policy Providing that the Company Will Not Adopt or Extend any Poison Pill Unless Such Adoption or Extension Has Been Submitted to a Shareholder Vote.

For the same reasons that the Company excluded the 2002 Proposal from its 2003 proxy materials, the Company intends to omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10). The substance and purpose of the Proposal are identical to those of the 2002 Proposal; namely, to provide shareholders a "voice" on poison pills in the form of an opportunity to vote upon the adoption or extension of a poison pill. Accordingly, in light of the Division's concurrence in AutoNation I that the Company had substantially implemented the 2002 Proposal, it necessarily follows that the Company also has substantially implemented the Proposal. Rule 14a-8(i)(10) under the Exchange Act permits exclusion of a shareholder proposal from an issuer's proxy materials on the basis of substantial implementation even where there is not exact correspondence between the actions sought by a shareholder proponent and the issuer's actions. *Exchange Act Release No. 20091* (August 16, 1983) (the "1983 Release"). See *AMR Corporation* (April 17, 2000), *Masco Corp.* (March 29, 1999) and *Erie Indemnity Company* (March 15, 1999), in which the Division concurred that an issuer may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed. In light of the fact that the substance and purpose of the Policy and the Proposal are the same, the Proposal may be excluded from the Proxy Materials in accordance with Rule 14a-8(i)(10) even though the Policy does not correspond word-for-word to the Proposal.

As for the second sentence of the Proposal, although the meaning is not entirely clear, the Company believes that Proponent may be improperly attempting to avoid exclusion of the Proposal from the Proxy Materials under Rule 14a-8. By way of background, the Company has excluded from its proxy materials for each of the past two years shareholder proposals from Proponent relating to poison pills. See AutoNation I and *AutoNation, Inc.* (March 14, 2002). The second sentence of the Proposal appears to be an effort by Proponent to override the exclusion provisions of Rule 14a-8, in essence requesting that, notwithstanding the removal of the Proposal from the Proxy Materials in accordance with Rule 14a-8, the Company should submit the Proposal "to a shareholder vote as a separate ballot item at the earliest possible shareholder election." Of course, this is in direct conflict with Rule 14a-8, which permits exclusion of a shareholder proposal without shareholder action pursuant to any one of thirteen substantive bases for exclusion, including Rule 14a-8(i)(10) when the substance of the proposal has been substantially implemented by the issuer.

Alternatively, Proponent may intend by the second sentence to request that a shareholder vote be required for any modification to or repeal of the poison pill policy requested in the first sentence of the Proposal. This interpretation appears to be consistent with arguments put forth by Proponent in connection with the 2002 Proposal, in which he asserted that the adoption of the Policy cannot be deemed to "substantially implement" the 2002 Proposal because the Policy could be revoked by the Board in the future. However, the Division rejected Proponent's objections concerning the Policy's revocability and concurred with the Company that the Policy substantially implemented the 2002 Proposal. See *AutoNation, Inc.* (March 20, 2003)("AutoNation II"). Similarly, in *Intel Corporation* (March 11, 2003) ("Intel"), the Division concurred that Intel's currently effective board resolutions, despite the exceptions included therein and Proponent's arguments regarding the revocability thereof, substantially implemented Proponent's request regarding equity compensation plans. In fact, the stated policy of the Company is and for the past year has been to allow shareholders a vote regarding the adoption or extension of a poison pill. The mere fact that Proponent is attempting to set forth procedural voting requirements concerning a potential future modification or repeal of the Policy (which is completely speculative and unfounded in fact or the actual practice of the Company) should not constitute a valid basis for denying exclusion of the Proposal on grounds of substantial implementation under Rule 14a-8.

Conclusion

The Policy substantially implements the Proposal by granting Company shareholders the right to vote on whether the Company will have a poison pill. The Proposal, in essence, simply restates the 2002 Proposal, which was excluded from the Company's 2003 proxy materials (with concurrence from the Division) on the basis that it had been "substantially implemented" in accordance with Rule 14a-8(i)(10). Further, consistent with AutoNation I, AutoNation II and Intel, wherein the Division granted relief on grounds of Rule 14a-8(i)(10) over Proponent's objections regarding the revocability of issuers' policies, the Policy should be deemed to substantially implement the Proposal even where the Policy does not provide for the non-substantive procedural request made in the Proposal (i.e., a shareholder vote in the event of future modification or repeal of the Policy). Accordingly, the Company intends to omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

Based on the foregoing analysis, we respectfully request that the Division issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal in accordance with Rule 14a-8(i)(10). Because the Company believes that the Policy substantially implements the Proposal pursuant to Rule 14a-8(i)(10), and may be excluded for that reason alone, the Company has determined not to elaborate further in this letter on additional bases for exclusion or modification of the Proposal. However, if the Division disagrees with the Company's position in this letter or desires any additional information in support or explanation of its position, the Company respectfully requests that it be permitted to confer with the Division before it issues its response to this letter. The Company stands ready to provide other Rule 14a-8(i) bases for exclusion or modification of the Proposal, including providing to the Division any required opinion of counsel.

Thank you for your consideration of our request. If you have any questions, please do not hesitate to contact me at (954) 769-7224.

Sincerely,

Jonathan P. Ferrando
Senior Vice President,
General Counsel and Secretary

cc: Mr. John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. H. Wayne Huizenga
Chairman
AutoNation, Inc. (AN)
110 S.E. 6th Street
Ft. Lauderdale, FL 33301
PH: 954-627-5000
FX: 954-627-5050

Dear Mr. Huizenga,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the annual shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

December 1, 2003

cc: Jonathan P. Ferrando
Corporate Secretary
PH: 954-769-6000
FX: 954-779-3884

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election (if such a rule is not currently in force). Additionally any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. Institutional investors in general owned 71% of our stock in 2003.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder input if our Directors seriously believe they have a good reason.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Pills Entrench Current Management

Poison pills entrench the current management, even when it's doing a poor job. Pills water down shareholders' votes and deprive them of a meaningful voice in corporate affairs.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

A response by our directors, which could still allow our directors to give a poison pill with not even a shareholder vote, would not substitute for this proposal.

Director Confidence in their Oversight

I believe that a Board of Directors, which takes all steps within its power to adopt this proposal topic, is sending a powerful signal of confidence in its own oversight skill and strategy.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to No Action Request
AutoNation, Inc. (AN)
Poison Pill Proposal

Ladies and Gentlemen:

In response to the company no action request, the numbers preceding the brackets below correspond approximately to the pages of the company letter.

2, 3] Please see the attachment on <u>not</u> implemented.

2] **The text of the submitted proposal states:**
RESOLVED: Shareholders request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election (if such a rule is not currently in force). Additionally any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
"The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

Yet the company policy seems to address a proposal which would read much differently:
The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a bundled or unbundled shareholder vote. This poison pill vote can be bundled with a number of other items as an all-or-nothing vote. This entire policy may be revised or repealed without prior public notice and the Board may thereafter repeal the foundational policy and adopt a poison pill absent any subsequent shareholder vote in any foreseeable period.

The company seems to conclude with saying that if its claim does not necessarily stand on its own merits it should ride the coattails of proposal text from last year.

3] The company claims that since it can simply term the 2003 and 2004 proposals as a "voice" then the coattails of the 2003 argument should be close enough.

The more comprehensive 2004 proposal is distinguished from the 2003 proposal. Yet the company fails to adequately address that the more comprehensive substance of 2004. The 2004 proposal requests a shareholder vote applicable to two separate types of action by the company.

The company does not adequately explain how the more comprehensive requirements of the 2004 proposal are answered by the 2003 Response in AutoNation, Inc. (March 5, 2003).

The company seems to argue in favor of the proposal by stating that the "purpose" of the proposal is to give shareholder a "voice on poison pills." Then company's policy is inconsistent with its own interpretation of the "purpose" of the proposal because the company policy fails to consistently follow-through with the element of the proposal giving shareholders a "voice" if the company repeals the entire foundational policy. The company can undermine the entire foundational policy by repealing the policy absent any subsequent shareholder vote in the foreseeable future.

The 2003 company policy can also make the "voice" meaningless by bundling the vote on the pill with 3 other ballot items as an all-or-nothing voting proposition. And one of the 3 items could be a big-ticket item.

4] The company fails to make it clear that the two cases it cites did not contain the second sentence of this 2004 proposal or any version of the second sentence. The two cases are AutoNation (March 20, 2003) and Intel Corporation (March 11, 2003). The second sentence of the 2004 proposal includes a second element on the foundational policy:
"Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

The company ends all doubt on its speculation on the second sentence of the proposal by stating it is a "fact that [the] proponent is attempting to set forth procedural voting requirements concerning a potential future modification or repeal of the Policy ..." In other words a vote on the foundational policy after the policy is adopted.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc: Wayne Huizenga

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented
Separate Ballot Item Issue

Ladies and Gentlemen:

Separate Ballot Item

The company has made no claim that its policy calls for a vote as a separate ballot item. The company has cited no precedent where a called-for vote was determined substantially implemented by a policy allowing a vote as only a small part of a larger bundle of provisions.

The 2003 company policy can also make a vote nearly meaningless by bundling the vote on the poison pill with 5 other items as an all-or-nothing vote proposition. And one of the 5 other items could be a big-ticket item.

There is no point-by-point company analysis particularly focused on the separate ballot item provision.

Sincerely,

John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented

Ladies and Gentlemen:

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:
1) A shareholder vote policy regarding a poison pill
Plus
2) A shareholder vote if the foundational policy is repealed after adoption.

This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:
1) Where the company has complete control
2) And the company can avoid a vote at both element-one and element -two

SEC Release No. 34-20091 (attached) said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The proposal does not seem to be substantially implemented if the foundational policy of the proposal can be repealed at will or at whim by the board without a corresponding non-binding vote.

The second element of the proposal is arguably of greater importance because without it the first element of the proposal could be moot.

The company is in the inscrutable position of claiming that adopting the first half of the two-element policy compares favorably with adopting the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:
A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

In Texaco Inc., 2001 SEC No-Act. LEXIS 136 (Jan. 30, 2001) a shareholder proposal, which urged this company's board of directors to adopt, implement and enforce a workplace code of conduct based upon the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The company argued that the proposal had been substantially implemented because the company already had endorsed the Sullivan Principles. The proponent noted that the Sullivan Principles did not cover all of the subjects addressed by the International Labor Organization's Principles nor were the Sullivan Principles co-extensive with them.

In PPG Industries, Inc., 2001 SEC No-Act. LEXIS 124 (Jan. 22, 2001) the company was required to include a proposal asking the board to adopt the International Labor Organization's conventions on workplace human rights, including the five principles set forth in the proposal. The company argued that it had substantially implemented the proposal because it had adopted various policies, such as its EEO and Global Code of Ethics policies, or was subject to certain laws, including the National Labor Relations Act and the ILO's Convention 105 regarding forced labor which had been ratified by the U.S., relating to concerns raised in the proposal. The proponent countered by pointing out precisely how the measures cited by the company fell short of substantial implementation. The proponent also argued that the heart of the proposal was to create a single document that explicitly and in one place committed the company to the enumerated principles.

A vote is consistent with fiduciary duty

A vote gives the board greater incentive to meet its fiduciary duty

The second part of this poison pill proposal emphasizes the importance of shareholder opportunity to vote. This is reinforced by company response statements to shareholder proposals which repeatedly state that companies carefully evaluate precatory shareholder votes.

For instance The Boeing Company 2003 response statement to the poison pill shareholder proposal specifically noted the 50% vote the proposal topic received at the company 2003 annual meeting and added, "... the Board of Directors and its Governance and Nominating Committee have carefully considered and evaluated the proposal, after being briefed on the proposals' historical, policy, economic and legal implications." The Boeing Company seems to have arranged a special briefing for the Board as a result of the shareholder vote.

It appears from The Boeing Company 2003 response statement that the non-binding shareholder vote gave the board added incentive to consider its position on the proposal topic. Giving the board added incentive to consider the merits of a key governance topic gives the board greater incentive to meet its fiduciary duty to shareholders under state law.

The two-element policy calls for a vote at each of the two points. If the company sets up a condition where it can avoid a vote at, particularly at the foundational element then there is no substantial (extensive) implementation.

The board can take a false sense of security in knowing it can remove the policy at any time without any shareholder vote at any time. This false sense of security can impact shareholder value. It can also lead to management complacency and to the board marginally meeting fiduciary duty or less.

The company has not provided a precedent where a proposal which called for a shareholder vote under two circumstances was substantially implemented by a policy that enabled the company to avoid both such votes.

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response. Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The enclosed Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:

SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.

These clauses effectively render the policies meaningless.

The following are precedents where substantially implement was not concurred with.

Alaska Air Group, Inc. (March 31, 2003)

A shareholder proposal, which recommends that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted under rule 14a-8(i)(10).

AMR Corp. (April 4, 2003)

A shareholder proposal, which requests that this company annually submit to a shareholder vote any poison pill adopted since the company's previous annual meeting and/or currently in place, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

3M Co. (Jan. 28, 2003)

A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

Sabre Holdings Corp. (March 20, 2003)

A shareholder proposal, which requests that this company's board of directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote, may not be omitted from the company's proxy material under rule 14a-8(i)(10).

UST Inc. (Dec. 26, 2003)

A shareholder proposal, which requests that this company's board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote," may not be omitted from the company's proxy material under rule 14a-8(i)(10).

The proposal here goes beyond each of the above proposals in calling for a precatory vote if the board repeals the foundational pill policy itself.

Fiduciary Out

A non-binding vote on the second part of this two-element proposal regarding the removal of the proposal once adopted is consistent with a fiduciary out.

Not all proposals with a fiduciary out are substantially identical

A non-binding vote on repealing a policy is consistent with a fiduciary out

Not all poison pill proposals with a fiduciary out are substantially identical. Both a two-point policy and a one-point policy can have a fiduciary out. The fiduciary out of the two-point policy does not force it to be substantially implemented by a one-point policy.

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

The Dow Chemical Company
Midland, Michigan 48674

CERTIFIED RESOLUTION

Adoption of Stockholder Rights Policy

RESOLVED, upon the recommendation of the Committee on Directors and Governance that the Board of Directors adopt the following Stockholder Rights Policy for the Company:

The Board of Directors shall obtain stockholder approval prior to adopting any stockholder rights plan; *provided, however*, that the Board may act on its own to adopt a stockholder rights plan if, under the then current circumstances, the Board in the exercise of its fiduciary responsibilities, deems it to be in the best interest of Dow's stockholders to adopt a stockholder rights plan without the delay in adoption that would come from the time reasonably anticipated for stockholder approval. Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders. The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow stockholders.

Certification

I, Thomas E. Moran, Assistant Secretary of The Dow Chemical Company (the "Company"), do hereby certify that the foregoing is a full, true and correct copy of a resolution adopted at a meeting of the Board of Directors of the Company, held at the offices of the Company in Midland, Michigan, on the 13th day of February, 2003, at which meeting a quorum of the Board of Directors was present, and that, as of the date below, such resolution has not been revoked, annulled or modified in any manner whatsoever, and is in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal of the Company this 13th day of February, 2003.

Thomas E. Moran, Assistant Secretary

... Rule 14a-8(b)(2)—Identification of Proponent

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name and address of a proponent who is not identified in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such information, it is required only to indicate that it will provide such information on request.

C. Substantive Grounds for Omission of Security Holder Proposals

1. Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)]—Not a Proper Subject for Action by Security Holders Under State Law

While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated form over substance in considering whether a proposal would be a proper subject for action by security holders applicable state law. The Note was first added to Rule 14a-8 in 1976 [6] to explain the staff's interpretive approach in considering the application of paragraph (c)(1). The interpretation was based on the experience of the staff that generally under state corporation law a request for the board of directors to consider certain actions was deemed proper for shareholder action as it did not infringe upon the directors' statutory authority to manage the corporation.

To reiterate what the Commission said in 1976:

"It is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders." [7]

The Commission believes, on the basis of opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)]—Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9

Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate for the staff to give proponents the opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were submitted, since issuers are accorded the same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)]—Personal Claim or Grievance

The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally. Some commentators expressed concern that, as proposed, the "personal interest" grounds for exclusion could be applied to exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested. This is not the Commission's intent. In order to allay such concerns and clarify the intended scope of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a "proposal ... designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

4. Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)]—Not Significantly Related to the Issuer's Business

The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, e.g., cumulative voting.

5. Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)]—Ordinary Business

The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)]—Moot

As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer". While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The Commission has determined that because of the administrative difficulties in administering the "good faith" test, it will not undertake the proposed interpretation at this time.

7. Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)]—Repeat Proposals

Existing Rule 14a-8(c)(12) permits the exclusion of a proposal if substantially the same proposal has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of the votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determ... the proposed cha... Th...

[6] 34-12999, (Nov. 22, 1976) [41 FR

[7] *Id.* at p.16.

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election (if such a rule is not currently in force). Additionally any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic. Institutional investors in general owned 71% of our stock in 2003.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder input if our Directors seriously believe they have a good reason.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Pills Entrench Current Management

Poison pills entrench the current management, even when it's doing a poor job. Pills water down shareholders' votes and deprive them of a meaningful voice in corporate affairs.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

A response by our directors, which could still allow our directors to give a poison pill with not even a shareholder vote, would not substitute for this proposal.

Director Confidence in their Oversight

I believe that a Board of Directors, which takes all steps within its power to adopt this proposal topic, is sending a powerful signal of confidence in its own oversight skill and strategy.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
AutoNation, Inc. (AN)
Poison Pill Proposal

Ladies and Gentlemen:

This is in further support of the January 23, 2004 letter.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election (if such a rule is not currently in force). Additionally any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
"The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

Provisions not implemented by the Company
The following provisions are thus not implemented by the company policy:
1. The first requested "shareholder vote as a separate ballot item" is not implemented.
2. A shareholder vote to repeal the entire policy is omitted.
3. Since no vote is required to repeal the entire policy then the second "shareholder vote as a separate ballot item" is not implemented.
4. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

An annotated version of the company proposal would state:

The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. However this item may be voted as one part of a bundle of other items of greater importance on an all-or-nothing basis. Any dilution or compete removal of this proposal can be accomplished without a shareholder vote and thus the second provision for a vote as a separate ballot item or a vote at the earliest possible shareholder election would not apply.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc: Wayne Huizenga

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 31, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Poison Pill Proposals and
Not Substantially (Extensively) Implemented

Ladies and Gentlemen:

Hewlett Packard (December 24, 2003) essentially said that half the baby was as good as the whole baby on poison pills and shareholder votes. One possible interpretation of Hewlett Packard is that it gives a company the power to repeal a poison pill policy as soon as it receives a no action letter based on adopting that very policy.

The company has not claimed that the company would lack the power in this instance to take the Office of Chief Council Response letter, issued on the substantially implemented issue, on day-one and on day-two repeal the policy which was the linchpin to obtaining the day-one Response letter.

The key point of this poison pill proposal is a shareholder vote. It does not seem credible that a policy is substantially implemented when the company has the power to take a December 24, 2003 Response letter and on December 26, 2003 repeal the policy that was the linchpin to the December 24, 2003 Response. Furthermore there would be no shareholder vote before or after.

The company has not provided a precedent where a Staff Response of substantial implementation allowed the repeal of the policy critical to the staff Response the instant that the company received the staff Response.

Thus the repeal could be timed to the very minute after the fax arrival of the Staff Response letter. The company has provided no argument rebutting the ability of the board to pass a resolution *now* that repeals the policy once the Response letter comes through on the company fax machine.

Pfizer Inc. (PFE) in 2003 had the transparency to adopt this same half-baby policy with more detail to reveal the limitations (from a shareholder viewpoint) of such a policy:
"This policy may be revised or repealed without prior public notice and the Board may thereafter determine to act on its own to adopt a poison pill"

The Dow Chemical Company Adoption of Stockholder Rights (Poison Pill) Policy, adopted February 13, 2003, prior to the company policy, added two key provisions beyond what one company called its "as far as it can go" company policy:
1) Any stockholder rights plan so adopted by the Board without prior stockholder approval will be submitted to a non-binding vote of stockholders as a separate ballot item at the next subsequent meeting of Dow stockholders.
2) The Board shall not repeal this Policy without first submitting it to a non-binding vote of Dow shareholders.

The company has not argued that the Dow Policy is contrary to state law.

The company has not submitted an argument stating that item 1) and 2) above are inconsistent with a fiduciary out.

The company has not made any analogous claim that a Board of Directors, which permits ratification of auditors, has abdicated its responsibility for the selection of auditors.

Element – An Essential Component

The following is additional material which applies to a poison pill proposal for a two-element single-concept policy calling for:
1) A shareholder vote policy regarding a poison pill
Plus
2) A shareholder vote if the foundational policy is repealed after adoption.

The ability to have a vote on repealing the foundational policy is critical to the underlying policy having any meaning.
This letter addressees the substantially implemented issue.

The two-element policy calls for a vote at each of two points. There is no substantial implementation if the company sets up a condition:
1) Where the company has complete control
2) And the company can avoid a vote at both element-one and element -two

In many proposals 6-elements are missing such as:
The following provisions are thus not implemented in the company policy:
1. A vote is not needed to adopt a pill ("unless the Board ...").
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote whatsoever is needed for a pill with a 364-day term ("within one year").
a. If the pill "expires" after 364-days a new pill can be adopted.
b. This expire-and-adopt-again cycle can be repeated year after year.
4. No shareholder vote *ever* applies to repealing the entire policy.
5. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.
6. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

SEC Release No. 34-20091 said "The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.'" The key phrase is "substantially implemented by the issuer."

The proposal does not seem to be substantially implemented if the foundational policy of the proposal can be repealed at will or at whim by the board without a corresponding non-binding vote.

The second element of the proposal is arguably of greater importance because without it the first element of the proposal could be moot.

The company is in the inscrutable position of claiming that adopting the first half of the two-element policy compares favorably with adopting the whole policy. It is like half the baby is as good as the whole baby. Nordstrom Inc., claimed a favorable 12-for-12 match in Nordstrom Inc., 1995 SEC No-Act. LEXIS 226 (Feb. 8, 1995). Yet the company now claims that one-for-two is as favorable 12-for-12 when addressing the poison pill topic.

In Nordstrom Inc., the staff allowed a company to exclude a proposal where the company demonstrated that it already had adopted policies or taken actions to address *each* of 12 points of the proposal.

In Nordstrom a 12-for-12 match at a detail level of the company was apparently established in order to obtain concurrence.

At the highest level of the company the company claims a one-for-two match compares favorably. A key principle of rule 14a-8 and corporate governance is that shareholder voices are intended to be heard more at the macro level of the company because the managers are responsible for the details. Thus if 12-for-12 is the standard for detailed items in Nordstrom, the standard should at least approach 100% at a much **higher** level of a company – not 50%.

For shareholders the greater importance of macro issues is supported by text in rule 14a-8:
i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? ...
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations.

In Nordstrom Inc., the company argued:
A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

CII Alerts, Council Research Service, November 13, 2003 establishes concern regarding meaningless poison pill policies. It stated:
SO FAR, WE'VE TRACKED 62 majority votes on poison pill proposals submitted in 2003. Only seven have adopted policies terminating their pills or amending their policies.

3M, **Hewlett-Packard** and **JP Morgan Chase**, which also don't have poison pills, responded to the majority votes by approving policies to get shareholder approval before adopting any poison pills. But their policies include a huge loophole giving their boards the right to adopt pills without prior shareholder approval if, as fiduciaries, they decide a pill would be in the best interests of shareholders.
These clauses effectively render the policies meaningless.

The following is a recent precedent where substantially implement was not concurred with.
Continental Airlines, Inc. (January 28, 2004)
"The Proposal requests that the board submit any adoption, maintenance or extension of a poison pill to a shareholder vote and further requests that once adopted, any material change or discontinuing of this proposal be submitted to a shareholder vote at the earliest possible shareholder ballot.
"We are unable to concur in your view that Continental may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Continental may omit the proposal from its proxy material in reliance on rule 14a-8(i)(10)."

I do not believe that the company has met its burden of proof obligation according to rule 14a-8 on substantially implement in regard to a half-baby poison pill policy.

For the above reasons this is to respectfully request non-concurrence with the company no action requests on this issue in particular.

Sincerely,

John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
7th copy for date-stamp return

February 7, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Rebuttal to No Action Request
AutoNation, Inc. (AN)
Poison Pill Proposal

Ladies and Gentlemen:

This is in further support of the January 23, 2004 and January 31, 2004 rebuttal letters.

Non-Functional Company Policy due to Lack of Transparency

The company claims that a shareholder proposal which calls for the transparency of a vote can be substantially implemented by a policy that lacks transparency:

1. No announcement of policy adoption.
2. No announcement if policy repealed.

The text of the submitted proposal states:

RESOLVED: Shareholders request that our Directors submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election (if such a rule is not currently in force). Additionally any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:

"The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

Provisions not implemented by the Company

The following provisions are thus not implemented by the company policy:

1. The first requested "shareholder vote as a separate ballot item" is not implemented.
2. A shareholder vote to repeal the entire policy is omitted.
3. Since no vote is required to repeal the entire policy then the second "shareholder vote as a separate ballot item" is not implemented.
4. Since no vote is required to repeal the entire policy then "earliest election date" is not implemented.

An annotated version of the company proposal would state:

The Board of Directors will not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote. However this item may be voted as one part of a bundle of other items of greater importance on an all-or-nothing basis. Any dilution or compete removal of this proposal can be accomplished *secretly* and without a shareholder vote. Thus the second provision for a vote as a separate ballot item or a vote at the earliest possible shareholder election would not apply.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request.

Sincerely,

John Chevedden

cc: Wayne Huizenga

January 5, 2004
PH: 954-769-7224
FX: 954-769-6340
Mr. Jonathan Ferrando
AutoNation

Dear Mr. Ferrando.
Please overnight the company no action request which was date-stamped "Dec 30 2003" by "SEC Mail Processing Section." Of course you are aware that forwarding a no action request this late is not according to rule 14a-8. This non-adherence to rule 14a-8 tends to make a mockery of any company claim that the company relies upon adherence to rule 14a-8.
Thank you.
Sincerely,

John Chevedden
cc: Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AutoNation, Inc.
Incoming letter dated December 30, 2003

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, removal or dilution of the proposal be submitted to a shareholder vote at the earliest possible shareholder election. The supporting statement of the proposal clarifies that directors have flexibility in responding to shareholder votes.

There appears to be some basis for your view that AutoNation may exclude the proposal under rule 14a-8(i)(10). We note AutoNation's representation that it has adopted a policy that requires a shareholder vote to adopt or extend any poison pill. Accordingly, we will not recommend enforcement action to the Commission if AutoNation omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Daniel Greenspan
Attorney-Advisor